Exhibit 21.1
Subsidiaries of Align Technology, Inc.

The registrant’s principal subsidiaries as of December 31, 2015, are as follows:

Entity
Align Technology De Costa Rica, SRL, Costa Rica
Align Technology, B.V., the Netherlands
Aligntech de Mexico, S. de R.L. de C.V.
Cadent, Inc.
Align Technology, Ltd.
Invisalign Australia Pty Ltd